

August 28, 2013

Via Email

David G. DeWalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Blvd.
Milpitas, CA 95035

> **Re:** **FireEye, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 21, 2013**
> **File No. 333-190338**

Dear Mr. DeWalt:

We have reviewed your amended Form S-1 and have the following comment. Where indicated, we think you should revise your document in response to this comment.

Underwriters, page 160

1. We note that Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. (one of the underwriters of the initial public offering), made a $10 million personal loan to FireEye's founder and Vice Chairman of the Board, Ashar Aziz, that is secured by Mr. Aziz's entire 10.7% stake in the company. It appears that this arrangement provides Goldman the right to seize and sell the shares if the value of Mr. Aziz's stock falls below the outstanding amount of the loan and Mr. Aziz fails to meet a margin call. It also appears that Goldman would be free to sell the shares during the lockup period, which could affect the value of the stock that you are offering. Please tell us what consideration you have given to disclosing the risks related to this arrangement with Mr. Aziz in the forepart of the prospectus such as the prospectus summary and risk factors. Please also tell us what consideration you have given to filing the security and pledge agreement between Mr. Aziz and Goldman Sachs Bank USA.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Aaron J. Alter
        Wilson Sonsini Goodrich & Rosati